Mail Stop 3561

October 20, 2009

<u>via U.S. mail and facsimile</u>

Jacinta Sit, President
Oxford Technologies, Inc.
80 Wall Street, Suite 818
New York, New York

RE: Oxford Technologies, Inc.
10-K, Amendment 1 for Fiscal Year Ended December 31, 2008
10-Q, Amendment 1 for the Quarter Ended March 31, 2009
10-Q for the Quarter Ended June 30, 2009
File No.: 0-49854

Dear Ms. Sit:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that your Form 10-K/A, with the exception of the financial statements beginning on page F-1, does not contain page numbers. We further note that your

June 30, 2009 Form 10-Q does not contain page numbers. Please confirm that you will paginate all future Exchange Act reports.

 (b) Management's Report on Internal Control Over Financial Reporting

2. Please further revise your disclosure to include the entire definition of internal control over financial reporting ("ICFR"), as set forth in Exchange Act Rule 13a-15(f).

3. We note that your revised evaluation of disclosure controls and procedures ("DC&P") disclosure makes reference to "material weaknesses" in your DC&P. Please tell us if you have now identified *material weaknesses*, as defined in Rule 12b-2 of the Exchange Act, upon further review and examination. If so, explain to us how you were able to conclude that your ICFR is effective as of December 31, 2008. Refer to Item 308T(a)(3) of Regulation S-K.

4. If you have now identified material weaknesses, and determined that ICFR was ineffective as of December 31, 2008, please further revise your management's report on ICFR disclosure to include the following:

    a) the nature of the actual material weaknesses,

    b) the impact of the material weaknesses on the financing reporting and control environment, and

    c) management's current plans, if any, for remediating the material weaknesses.

    Refer to Section II.B.3 of SEC Release No. 33-8810.

5. If you have instead determined there to be control deficiencies, please remove your reference to material weaknesses and disclose what, if any, impact the control deficiencies had on the Company's DC&P, ICFR and financial reporting, when considering the effect of any compensating controls. Refer to Sections II.B.1 and II.B.5 of SEC Release No. 33-8810 for additional guidance.

6. If you have instead determined there to be control deficiencies, please also remove your reference to material weaknesses in Item 4 of your March 31, 2009 Form 10-Q/A and June 30, 2009 Form 10-Q.

 (c) Changes in Internal Controls Over Financial Reporting

7. We note your revised disclosure regarding changes in ICFR in your December 31,
    2008 Form 10-K/A. Please be advised that Item 308T(b) of Regulation S-K requires
    disclosure of any change in ICFR identified in connection with your evaluation of
    ICFR that occurred during the last fiscal quarter (*the fourth fiscal quarter in the case
    of an annual report*) that has materially affected, or is reasonable likely to materially
    affect, your ICFR. In that regard, please further revise to specifically disclose the
    nature and extent of any change(s) in ICFR that occurred during the fourth fiscal
    quarter under this section. Alternatively, revise to state there were no such changes
    that occurred during the fourth fiscal quarter.

Notes to Consolidated Financial Statements, page F-6

4. Invoice Discounting, page F-10

8. We note your response to comment 13(d) in our letter dated July 1, 2009. Please tell
    us the total borrowings, repayments upon invoice settlement, factoring expense for
    bank charges incurred, and interest expense incurred under the invoice discounting
    facility, as applicable, for the fiscal years ended December 31, 2008 and 2007, the
    three months ended March 31, 2009, and six months ended June 30, 2009. Also tell
    us where this information is disclosed in each respective Exchange Act report or
    further revise these reports to disclose this information.

9. Deferred Income, page F-12

9. We note in your response to comment 15(a) in our letter dated July 1, 2009 that the
    grant aid was amortized to income on a straight line basis over 36 years based on the
    estimated useful economic life of the building. Therefore, we calculated an annual
    amortization of approximately $131 thousand, or $4.7 million divided by 36 years.
    However, you recorded amounts of $1,185 thousand in 2008 and $562 thousand in
    2007. Please reconcile for us the annual amortization recorded against the
    amortization calculated of $131 thousand.

10. We note in your response to comment 15(c) in our letter dated July 1, 2009 that since
    the building was *to be* transferred to Axiom MS Limited, the balance of the
    unamortized grant was fully charged to the profit and loss account in the fiscal year
    ended December 31, 2008 because there would be no future building expenditure to
    offset against this. Please explain to us why you recognized the remaining grant aid
    of $1.185 million in the fiscal year ended December 31, 2008 when the ownership

transfer of the land and buildings to Axiom MS Limited did not occur until January 21, 2009.

11. Tell us the amount of the land and buildings, respectively, which were transferred to Axiom MS Limited on January 21, 2009 and tell us where these amounts were recorded on your December 31, 2008 balance sheet. Also provide us with the accounting entry you recorded upon the January 21, 2009 ownership transfer of the land and buildings to Axiom MS Limited.

12. We note your disclosure on page F-8 that the Company (i.e. Oxford Technologies, Inc.) acquired 100% of the share capital (1,000 shares) of Axiom MS Limited on July 29, 2008, and Note 6 disclosure on page F-11 that Axiom MS Limited is a wholly-owned subsidiary of Oxford Technologies, Inc. We further note your disclosure in Note 16, on page F-15, that Axiom MS Limited is a wholly-owned subsidiary of Axiom Manufacturing Services Limited, which you disclose as your wholly-owned subsidiary. Please clarify the ownership structure of Axiom MS Limited and Axiom Manufacturing Services Limited, and tell us if Axiom MS Limited is included in your consolidated financial statements.

13. If Axiom MS Limited is your wholly-owned subsidiary and included in your consolidated financial statements, explain to us how there would be no future building expenditure in your consolidated financial statements to offset against the annual grant aid amortization. In that regard, it would appear to us that Axiom MS Limited's building expenditure would be included in your consolidated financial statements.

14. We note in your response to comment 15(d) in our letter dated July 1, 2009 that after five years from when the grant was received there are no conditions whereby the grant needs to be repaid, and since the grant was received in 2001 the five years timeframe has now passed. We further note part (ii) under the header "Rental Income and Economic Development Grant" that states the Welsh Assembly government may require the grant to be repaid under the listed circumstances for a period starting with *the final payment of the grant and ending either 18 months later*, or 5 years after the first payment of grant *whichever is longer*. Please tell us the total grant amount from the Welsh Assembly Government, and confirm to us that the final payment was made to you 18 months prior to fiscal year end December 31, 2008. In that regard, tell us whether you have received the second installment of $322,000 as disclosed under part (ii). If amounts are not required to be repaid, update your disclosure that "the Welsh Assembly government may require the grant to be repaid under the following circumstances..."

Exhibits

15. We note your response to comment 17 of our letter dated July 1, 2009 and Exhibit 10.2 filed with your amended Form 10-K on September 10, 2009. We also note the reference in the exhibit to "standard terms and conditions ("the Conditions") which are supplied with and form part of this Agreement." Please explain why the conditions were not filed with the agreement.

Form 10-Q for the Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis or Plan of Operations

Results of Operations

16. We note in your discussion of cost of sales for the six months ended June 30, 2009, that an overflow of products were sold at below margin values. Please tell us how you considered the sale of products at below margin values in your determination of market values in connection with your valuation of inventories at the lower of cost of market. In your response, tell us the volume of products sold below margin and quantify the amount sold below margin.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related

matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536
with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Jacinta Sit, President
        Via facsimile to (212) 809-1289